

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

Via E-mail
Perry Lewis
Chief Executive Officer
Shire Warwick Lewis Holdings Inc.
468 Church Lane
London, United Kingdom NW9 8UA

> **Re:** **Shire Warwick Lewis Holdings Inc.**
> **Form 8-K**
> **Filed September 19, 2014**
> **File No. 000-53927**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It is unclear if you will change your fiscal year to that of the accounting acquirer, Shire Warwick Lewis or keep the fiscal year of the legal acquirer, DE Acquisition 4. If you intend to change the fiscal year, please include that information under Item 5.03 in the 8-K.

2. It is unclear why you have provided financial statements of Shire Warwick Lewis for the 5 month period ended May 31, 2014. The fiscal year for Shire Warwick Lewis ends December 31 as per the audited financial statements in Exhibit 99.2 of the 8-K. Therefore the interim financial statements should be for the quarterly period ended March 31, 2014 or June 30, 2014. Please advise.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 2

3. Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between Shire Warwick Lewis Group Limited and its affiliates, on one hand, and DE Acquisition 4, Inc. and its affiliates, on the other, prior to the execution of the Share Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

4. Please revise your Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

5. Please file copies of your subordinated loans as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

6. Please disclose the aggregate amount of assets under management for SWLC Markets.

Risk Factors, page 5

Material Weakness in Internal Control over Financial Reporting, page 7

7. Please revise this risk factor to specify what, if any, material weaknesses exist in your internal controls.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Liquidity and Capital Resources, page 9

8. Please provide specific disclosure regarding your monthly cash burn, including how long you believe your current cash will fund your operations. In addition, please discuss what plans, if any, you have to obtain financing to fund your operations over the near term.

Plan of Operation, page 10

9. We note your description of your business plan. Please revise your description of your business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan. Specifically, provide a detailed discussion of the current state of the development of your proprietary trading services. In addition, provide a reasonably detailed timeline of how

you plan to bring your services to market in 2014 assuming you raise sufficient funding. This timeline should reflect amounts you expect to spend on research and development, marketing, website, selling and general administrative expenses, etc., in each period.

Employment Agreements, page 12

10. Please file a copy of your employment agreement with Perry Lewis as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 14

11. Please disclose whether any of your officers was involved in any of the legal proceedings described in Item 401(f) of Regulation S-K during the last ten years.

Recent Sales of Unregistered Securities, page 16

12. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Exhibit 99.2

13. Please have your auditor revise the audit opinion to include its name and signature. Further, unless the auditor firms are the same for DE Acquisition 4 and Shire Warwick Lewis, then an Item 4.01 Form 8-K is required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director